Exhibit 12

METROMEDIA INTERNATIONAL GROUP, INC.
Ratio of Earnings to Fixed Charges
(in thousands)

	Years ended December 31,
	2003	2002	2001	2000	1999
EARNINGS:
Pretax loss from continuing operations before minority interests and equity in income (losses) of unconsolidated investees attributable to common stockholders	$(29,469)	$(66,498)	$(65,520)	$(49,661)	$(85,268)
Income distributions from less than fifty-percent-owned business ventures	1,361	—	—	100	765

Adjusted loss	$(28,108)	$(66,498)	$(65,520)	$(49,561)	$(84,503)
FIXED CHARGES:
Interest expense, including amortization of debt discount	$18,711	$22,297	$20,920	$19,590	$4,727
Portion of rent expense representative of the interest factor	282	320	234	1,258	598
Preferred stock divided requirement	17,487	16,274	15,008	15,008	15,008

Total fixed charges	$36,480	$38,891	$36,162	$35,856	$20,333

Ratio of earnings to fixed charges	(A )	(A )	(A )	(A )	(A )

(A)
For purposes of this computation, earnings are defined as pre-tax earnings or loss from continuing operations of the Company before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees attributable to common stockholders plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges are the sum of (i) interest expensed and capitalized, (ii) amortization of deferred financing costs, premium and debt discounts, (iii) the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third) and (iv) dividends on preferred stock. The ratio of earnings to fixed charges of the Company was less than 1.00 for each of the years ended December 31, 2003, 2002, 2001, 2000 and 1999; thus, earnings available for fixed charges were inadequate to cover fixed charges for such periods. The deficiency in earnings to fixed charges for each of the years ended December 31, 2003, 2002, 2001, 2000 and 1999 were $64.6 million, $105.4 million, $101.7 million, $85.4 million and $104.8 million, respectively.

In addition, the Company had guaranteed the debt of certain of its business ventures. The interest expense associated with the debt that has been guaranteed by the Company was $0.4 million, $2.0 million, $1.7 million and $2.0 million for the years ended December 31, 2002, 2001, 2000 and 1999.